As filed with the Securities and Exchange Commission on July 15, 2019	Registration No. 333-188759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2
to
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Genmab A/S
(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of issuer’s name into English)

Kingdom of Denmark
(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Genmab US, Inc.
902 Carnegie Center, Suite 301
Princeton, New Jersey 08540
(609) 430-2481
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Harald Halbhuber Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
American Depositary Shares, each representing one-tenth (0.1) of one ordinary share of Genmab A/S	n/a	n/a	n/a	n/a
1	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

3	Previously paid.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to the Registration Statement No. 333-188759 and is incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Required Information			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph
2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center
Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner
	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15
	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14
	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15
	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16
	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)
	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12
	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22
	(x)	Limitation on the depositary’s liability	Face of Receipt – Articles 6 and 10; Reverse of Receipt – Articles 15, 16, 17 and 18
3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION
Genmab A/S (the “Company”) will be subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, upon effectiveness of the Company's registration statement on Form F-1 (File No. 333-231777) and, accordingly, will file certain reports with, and furnish certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS
(a)(1)
Deposit Agreement, dated May 31, 2013, among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed as an exhibit to Registration Statement No. 333-188759 and incorporated herein by reference.

	(a)(2)	Form of Amendment No. 1 to Deposit Agreement. — Previously filed as an exhibit to Registration Statement No. 333-188759 and incorporated herein by reference.
	(a)(3)	Form of Amended and Restated Deposit Agreement. — Filed herewith as Exhibit (a)(3).
	(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.
	(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.
	(d)	Opinion of counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed.
	(e)	Certification under Rule 466. — Not applicable.
	(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-effective Amendment No. 2 to the registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 15, 2019.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-tenth of one ordinary share of Genmab A/S.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

 Pursuant to the requirements of the Securities Act of 1933, as amended, Genmab A/S certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Post-effective Amendment No. 2 to Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Utrecht, The Netherlands on July 15, 2019.

Genmab A/S

By:	/s/ Jan G. J. van de Winkel
	Name:	Jan G. J. van de Winkel
	Title:	President & Chief Executive Officer

Under the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on July 15, 2019, in the capacities indicated.
	Signature	Title

	/s/ Jan G. J. van de Winkel	President & Chief Executive Officer (Principal Executive Officer)
Name: Jan G. J. van de Winkel

	/s/ David A. Eatwell	Executive Vice President & Chief Financial Officer (Principal Financial Officcr and Principal Accounting Officer)
Name: David A. Eatwell

	*	Chairman of the Board of Directors
Name: Mats Pettersson

	*	Deputy Chairman of the Board of Directors
Name: Deirdre P. Connelly

	*	Director
Name: Anders Gersel Pedersen

	*	Director
Name: Pernille Erenbjerg

	*	Director
Name: Paolo Paoletti

	*	Director
Name: Rolf Hoffman

	*	Director
Name: Peter Storm Kristensen

Director
Name: Mijke Zachariasse

Director
*
Name: Daniel J. Bruno

*By:	/s/ David A. Eatwell
Name: David A. Eatwell
Title: Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Genmab A/S, has signed this Post-effective Amendment No. 2 to the registration statement in Dunedin, Florida, United States of America on July 15, 2019.

Genmab US, Inc.

By:	/s/ David A. Eatwell
Name: David A. Eatwell
Title: Executive Vice President & Chief Financial Officer